UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On December 7, 2023, SMX (Security Matters) Public Limited Company (the “Company”), entered into an inducement offer letter agreement (the “Inducement Letter”) with certain holders (the “Holders”) of existing warrants (the “Existing Warrants”) to purchase ordinary shares of the Company. The Existing Warrants were issued on June 27, 2022 and had an exercise price of $5.28 per share (after taking into account the Company’s 1:22 reverse share split).

Pursuant to the Inducement Letter, the Holders agreed to exercise for cash their Existing Warrants to purchase an aggregate of 606,060 shares of the Company’s ordinary shares at a reduced exercise price of $1.15 per share in consideration for the Company’s agreement to issue new warrants (the “New Warrants”), as described below, to purchase, in the aggregate, up to 909,090 of the Company’s ordinary shares (the “New Warrant Shares”). The Company expects to receive aggregate gross proceeds, before payment of transaction fees and expenses, of approximately $696,969 from the exercise of the Existing Warrants by the Holders. Prior to the foregoing transaction, the Company had approximately 3,946,081 ordinary shares outstanding.

The closing of the transactions contemplated pursuant to the Inducement Letter is expected to occur on or about December 8, 2023 (the “Closing Date”), subject to satisfaction of customary closing conditions. The Company expects to use the net proceeds of these transactions for general corporate and working capital purposes.

The ordinary shares issuable upon exercise of the Existing Warrants are registered on the Company’s existing Registration Statement on Form F-1 (File No: 333-272503) declared effective by the Securities and Exchange Commission (the “SEC”) on June 22, 2023.

The Company also agreed to file a registration statement on Form F-3 (or other appropriate form if the Company is not then Form F-3 eligible) covering the resale of the New Warrant Shares issued or issuable upon the exercise of the New Warrants (the “Resale Registration Statement”), within 15 days of the Closing Date, and to have such Resale Registration Statement declared effective by the SEC within 45 calendar days following the Closing Date. In the Inducement Letter, the Company agreed not to issue any ordinary shares or ordinary share equivalents or to file any other registration statement with the SEC (in each case, subject to certain exceptions) until 45 days after the Closing Date. The Company also agreed not to effect or agree to effect any variable rate transaction (as defined in the Inducement Letter) until one year after the Closing Date (subject to an exception).

From the date of the Inducement Letter until one year following the Closing Date, upon any proposed issuance by the Company or any of its subsidiaries of ordinary shares or ordinary shares equivalents or any offering of debt or any other type of financing, or a combination thereof (subject to certain exceptions) (a “Subsequent Financing”), the Company shall promptly advise the Holders of any such proposed Subsequent Financing and use commercially reasonable efforts to afford the Holders the right to participate in the proposed Subsequent Financing on the same terms, conditions and price provided for in the proposed Subsequent Financing.

Terms of New Warrants

The following summary of certain terms and provisions of the New Warrants is not complete and is subject to, and qualified in its entirety by, the provisions of the New Warrants, the form of which is filed as Exhibit 4.1 to this Report on Form 6-K and is incorporated herein by reference. The following description of the New Warrants is qualified in its entirety by reference to such exhibit.

Duration and Exercise Price

Each New Warrant will have an exercise price for either (i) $0.0022 per New Warrant Share in an amount not to exceed 75% of the New Warrant Shares, or (ii) $1.15 per New Warrant Share, in the discretion of the Holders. The New Warrants will be exercisable at any time on or after January 30, 2024 until the five year anniversary of the date of issuance. The exercise price and number of ordinary shares issuable upon exercise is subject to appropriate adjustment in the event of subdivisions (by any stock split, stock dividend, recapitalization or otherwise) or combinations (by combination, reverse stock split or otherwise) of one or more classes of the Company’s outstanding ordinary shares.

Unless prohibited by the rules of the Company’s principal market, the Company may at any time during the term of the New Warrant reduce the then current exercise price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.

Exercisability

The New Warrants will be exercisable, at the option of each Holder, in whole or in part, by delivering to the Company a duly executed exercise notice accompanied by payment in full for the number of ordinary shares of the Company purchased upon such exercise (except in the case of a cashless exercise as discussed below). A Holder (together with its affiliates) may not exercise any portion of such Holder’s New Warrants to the extent that the Holder would own more than 4.99% (or, at the election of the Holder, 9.99%) of the outstanding ordinary shares immediately after exercise, except that upon prior notice from the Holder to the Company, the Holder may increase or decrease the amount of ownership of outstanding stock after exercising the Holder’s New Warrants up to 9.99% of the number of ordinary shares of the Company outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the New Warrants, provided that any increase will not be effective until 61 days following notice to us.

The Company shall be required to make certain cash payments to the Holder of the New Warrants in the event of an Exercise Failure (as defined in the New Warrant),

Trading Market

There is no established trading market for the New Warrants, and the Company does not expect an active trading market to develop. The Company does not intend to apply to list the New Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the New Warrants will be extremely limited.

Rights as a Stockholder

Except as otherwise provided in the New Warrants or by virtue of the Holder’s ownership of ordinary shares of the Company, such Holder of New Warrants does not have the rights or privileges of a shareholder of the Company, including any voting rights, until such Holder exercises such Holder’s New Warrants. The New Warrants will provide that the Holders of the New Warrants have the right to participate in distributions or dividends paid on the Company’s ordinary shares.

Fundamental Transactions

If at any time the New Warrants are outstanding, the Company, either directly or indirectly, in one or more related transactions effects a Fundamental Transaction (as defined in the New Warrant), a Holder of New Warrants will be entitled to receive, upon exercise of the New Warrants, the kind and amount of securities, cash or other property that such Holder would have received had they exercised the New Warrants immediately prior to the Fundamental Transaction.

Waivers and Amendments

The New Warrants may be modified or amended or the provisions of the New Warrants waived with the Company’s and the Holder’s written consent.

The forms of Inducement Letter and New Warrant are attached as Exhibits 10.1 and 4.1, respectively. The description of the terms of the Inducement Letter and the New Warrants is not intended to be complete and is qualified in its entirety by reference to such exhibits. The Inducement Letter contains customary representations, warranties and covenants by the Company which were made only for the purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The Company issued the New Warrants pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) available under Section 4(a)(2). Neither the issuance of the New Warrants nor the New Warrant Shares have been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

Neither this Report on Form 6-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy securities of the Company.

Exhibit No.	Description

4.1	Form of New Warrant
10.1	Form of Inducement Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 7, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer